UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number:  001-32199

Ship Finance International Limited
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the “Company”), dated August 21, 2008, announcing the Company’s second quarter 2008 financial results.

Exhibit 1

Ship Finance International Limited (NYSE: SFL) - Earnings Release

Reports second quarter 2008 results and increased quarterly dividend to $0.58 per share

Ship Finance International Limited (“Ship Finance” or the “Company”) announces the financial results for the quarter ended June 30, 2008.

Highlights

•
Declared an increased quarterly cash dividend of $0.58 per share. This includes the previously announced $0.02 dividend increase relating to the acquisition of an ultra-deepwater drillship. The Company has now declared stable or increasing dividends for 18 consecutive quarters.

•	Reported net income for the quarter of $71.3 million, or $0.98 per share, including profit share of $33.1 million, or $0.46 per share.

•	The single-hull VLCC Front Sabang commenced its new hire/purchase arrangement in April and a $10.6 million gain on sales was recognized in the second quarter.

•	The first of two 17,000 dwt chemical tanker newbuildings was delivered in April 2008 and commenced its 10-year bareboat charter to Bryggen Shipping & Trading AS (“Bryggen”).

•	The ultra-deepwater drillship West Polaris was delivered in July 2008 and commenced its 15-year bareboat charter to Seadrill Limited (“Seadrill”).

•
Announced the sale of two newbuilding Suezmax tankers for a record $111 million per vessel. The transaction is expected to generate a book profit of approximately $68 million, or $34 million per vessel, to be recognized at delivery of the vessels in 2009.

Dividends and Results for the Quarter ended June 30, 2008

The Board of Directors has declared an increased quarterly cash dividend of $0.58 per share. The dividend will be paid on or about September 15, 2008 to shareholders of record as of September 2, 2008. The ex-dividend date will be August 28, 2008.

The Company reported total operating revenues of $120.9 million, or $1.66 per share, in the second quarter. Net operating income for the quarter was $96.8 million, or $1.33 per share, and net income was $71.3 million, or $0.98 per share.

As the majority of the Company’s assets are accounted for as finance leases, a significant portion of the charter hire is classified as ‘Repayment of investment in finance leases’ and is deducted from the revenues in the Company’s Income Statement. For the second quarter, this amounted to $71.1 million or $0.98 per share, including an extraordinary upfront payment of $21.6 mill. related to the hire/purchase arrangement for Front Sabang.

The profit share accumulated in the second quarter was $33.1 million, or $0.46 per share, compared to $33.7 million, or $0.46 per share, in the first quarter. The substantial profit share accumulated in the quarter was due to a very strong spot charter market for crude oil tankers. The market continued to be strong into the third quarter, but has softened in August.

There was a $3.2 million, or $0.04 per share, positive adjustment in mark-to-market of swaps in the second quarter, compared to a $2.2 million, or $0.03 per share, negative adjustment in the previous quarter.

Liquidity and Capital Expenditure

As of June 30, 2008, the Company had $242.1 million in available funds, comprised of $86.4 million in free cash and cash equivalents and $155.7 million in available credit lines. The profit share for the year 2008 ($66.8 million accumulated YTD) is payable in March 2009, and adds to our investment capacity. In addition, several vessels in our fleet have no or very limited associated debt.

The Company’s capital commitments relating to newbuildings and acquisitions are estimated as follows:

Period:	2H-2008	2009	2010	Total
Gross investment	$1,048 mill.	$313 mill.	$111 mill.	$1,472 mill.
Committed financing	$(830) mill.	$(145) mill.	-	$(975) mill.
Contracted sale of vessels*	-	$(217) mill.	-	$(217) mill.
Net investment	$218 mill.	$(49) mill.	$111 mill.	$280 mill.
* net of commissions

The delivery dates for vessels under construction may be adjusted, which may impact the timing of our investments. The capital commitments are net of any seller’s credits, and include the drillship delivered in July 2008 and also the two newbuilding Suezmax vessels recently announced sold. In certain projects, such as the five container vessels to be delivered in 2010, 20% of the contract price has been paid in as equity, and a significant portion of the remaining capital commitment is expected to be funded by bank financing.

Business Update

As of June 30, 2008 and including recently announced transactions, the gross fixed-rate charter backlog is in excess of $6.5 billion, with average remaining charter term of 10.2 years, or 13.4 years if weighted by charter revenue. Some of our charters have purchase options, which, if exercised, will reduce the fixed charter backlog and average remaining charter term.

As of June 30, 2008, 31 of our crude oil tankers and eight of our oil/bulk/ore (“OBO”) vessels operate on long term contracts to subsidiaries of Frontline Ltd. (“Frontline”). In addition to the fixed base charter rate, Ship Finance is also entitled to receive 20% of the time charter equivalent (“TCE”) earnings for these vessels in excess of a base charter rate. The average vessel earnings have consistently been above the base charter rates since the Company’s inception in 2003, and the profit share accumulated in the second quarter was $33.1 million.

The average daily TCEs earned by Frontline in the second quarter in the spot and time charter period market from the Company’s VLCCs, Suezmax tankers and OBOs were approximately $83,700, $76,300 and $44,100, respectively. These numbers exclude off-hire days and the corresponding average daily TCEs in the first quarter of 2008 were approximately $82,100, $58,700 and $43,200, respectively.

In March 2008, the Company agreed to acquire two 17,000 dwt chemical tanker newbuildings from Bryggen based on a total purchase price of $60 million. The first vessel, Maria Victoria V, was delivered in April 2008, and the second vessel is expected to be delivered in the third quarter of 2008. Both vessels will be employed on 10-year bareboat charters to Bryggen, with sub-charters to Sinochem.

In May 2008, the Company agreed to acquire the newbuilding ultra-deepwater drillship West Polaris, from a subsidiary of Seadrill. The vessel was delivered to Ship Finance in early July 2008 for an approximate project cost of $850 million, and immediately commenced its 15-year bareboat charter to Seadrill. West Polaris will initially be employed on a four year sub-charter to a subsidiary of Exxon Mobil Corporation. Net of interest expense and debt repayment, the average annual net cash contribution the first five years will be approximately $23 million, or $0.32 per share.

In July 2008, Ship Finance announced the sale of two newbuilding Suezmax vessels at record high levels. The gross sales price was agreed at a $111 million per vessel, and net of construction costs and broker commissions we expect to recognize a book profit of approximately $68 million, or $0.93 per share in total. The vessels are currently under construction in China, and are scheduled to be delivered to the new owner in 2009, immediately after delivery from the shipyard.

Corporate and Other Matters

At the end of the second quarter 2008, $449 million of the 8.5% Senior Notes due 2013 were outstanding. Of this, $148 million were controlled through Bond Swap Agreements at quarter end.  As a result, the financing cost on the Senior Notes held under Bond Swap Agreements is effectively reduced to LIBOR plus a margin.

The Company also controls approximately 692,000 of its own shares through Total Return Swaps (“TRS”). Total Return Swaps are used to preserve the Company’s capacity for new asset acquisitions, while achieving the economic effect of repurchasing shares. The average cost basis for the shares is $25.66 per share.

In April 2008, the Company filed a Dividend Reinvestment Plan and a Direct Stock Purchase Plan to facilitate the purchase of shares by individual shareholders who wish to invest in shares in the Company on a regular basis. Mellon Bank N.A. is the Plan Administrator.

In August 2008, the Company announced the recruitment of Mr. Peter Lund as commercial director in Ship Finance. He has a broad international shipping background and will be based in a newly established office in Singapore. Mr. Lund is expected to take up his position with Ship Finance in September 2008, and will be awarded 100,000 options for Ship Finance shares to be vested over three years.

Strategy and Outlook

Including recently announced acquisitions, the Company has an operating fleet of 60 vessels and rigs, and has contracted to acquire 11 newbuildings. This excludes the two Suezmax newbuildings recently announced sold. The strategy of the Company is to increase its portfolio of assets and to employ its assets on medium to long-term contracts to support a predictable long-term dividend capacity.

The Company will seek to reduce the risks for its shareholders by investing in different sectors of the shipping and oil service industries and by having a diversified client base. During the last 18 months, the Company has committed to new investments of approximately $1.7 billion and these investments have increased the Company’s fixed charter income and dividend capacity.

The recent $850 million acquisition of the ultra-deepwater drillship West Polaris in combination with a $700 million bank financing demonstrates the Company’s ability to structure accretive transactions in an otherwise challenging financing environment. The strong fundamentals of the offshore industry combined with very high charter backlogs makes this a very attractive industry to invest in.

The Company sees a large potential in providing flexible solutions to shipping and offshore companies to optimize their capital structure and create flexibility for further growth. With the recruitment of a commercial director to be located in Singapore, we also expect that our business volume in Asia will increase.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and world wide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, drydocking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

August 21, 2008
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions should be directed to:

Lars Solbakken: Chief Executive Officer, Ship Finance Management AS
+47 23114006 / +47 91198844

Ole B. Hjertaker: Chief Financial Officer, Ship Finance Management AS
+47 23114011 / +47 90141243

SHIP FINANCE INTERNATIONAL LIMITED
SECOND QUARTER 2008 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Six months ended		Twelve months
(in thousands of $ except per share and per share data)	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007	Dec 31, 2007
					(audited)

Gross operating revenue	158,832	127,033	295,124	249,499	519,458
less revenues classified as Repayment of investment in finance leases(1)	(71,061)	(46,200)	(119,137)	(82,126)	(173,193)
Profit share contribution	33,111	15,718	66,781	15,718	52,527
Total operating revenues	120,882	96,551	242,768	183,091	398,792
Gain / -loss on sale of assets	10,586	4,332	17,377	35,096	41,669

Vessel operating expenses	(24,672)	(25,494)	(49,990)	(54,826)	(107,161)
Administrative expenses	(2,835)	(1,706)	(5,532)	(3,722)	(7,783)
Depreciation	(7,194)	(3,197)	(13,193)	(6,195)	(20,636)
Total operating expenses	(34,701)	(30,397)	(68,715)	(64,743)	(135,580)

Operating income	96,767	70,486	191,430	153,444	304,881

Interest income	1,082	2,866	1,909	4,302	6,781
Interest expense	(29,871)	(37,125)	(63,341)	(69,187)	(130,401)
Results in associate	233	229	461	463	923
Other financial items	(140)	(408)	(390)	(1,160)	(1,902)
Mark to Market of Derivatives	3,214	3,442	1,036	6,983	(12,557)
Foreign currency exchange gain / loss	(4)	7	(14)	(67)	(17)
Taxes	-	-	-	-	-
Net income	71,281	39,497	131,091	94,778	167,708

Basic earnings per share	$0.98	$0.54	$1.80	$1.30	$2.31

Weighted average number of shares	72,743,737	72,743,737	72,743,737	72,743,737	72,743,737
Common shares outstanding	72,743,737	72,743,737	72,743,737	72,743,737	72,743,737

(1)
In 2Q08 an extraordinary charter payment of approx. $21.6 mill. is recorded as ‘Repayment of investment in finance leases’ in connection with the hire/purchase arrangement for the single hull VLCC Front Sabang. In 2Q07 an extraordinary charter payment of approx. $12.3 mill. is recorded as ‘Repayment of investment in finance leases’ in connection with the hire/purchase arrangement for the single hull VLCC Front Sabang.

SHIP FINANCE INTERNATIONAL LIMITED
SECOND QUARTER 2008 REPORT (UNAUDITED)

BALANCE SHEET	June, 30	June, 30	Dec 31, 2007
(in thousands of $)	2008	2007	(audited)
ASSETS
Short term
Cash and cash equivalents	86,422	99,116	78,255
Restricted cash	34,927	11,707	26,983
Amount due from related parties	60,736	14,021	42,014
Other current assets	202,106	183,331	186,343
Long term
Newbuildings	47,681	259	46,259
Vessels and equipment, net	571,562	366,399	583,244
Investment in finance leases	1,990,050	2,061,048	1,963,470
Investment in associate	4,993	4,069	4,530
Deferred charges	16,454	16,995	16,922
Other long-term assets	4,028	27,993	2,008
Total assets	3,018,959	2,784,938	2,950,028

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	163,759	182,969	179,428
Other current liabilities	42,811	20,246	42,804
Amount due to related parties	6,485	42,118	5,693
Long term
Long term interest bearing debt	2,098,165	1,903,591	2,090,566
Other long term liabilities	35,087	1,227	17,060
Stockholders’ equity (1)	672,652	634,787	614,477
Total liabilities and stockholders’ equity	3,018,959	2,784,938	2,950,028

(1)
As of June 30, 2008 Stockholders’ equity excludes $221.9 million of deferred equity which is being recognized over time. In connection with the initial and subsequent acquisitions of vessels from Frontline, Ship Finance has accounted for the difference between the historical cost of the vessels and the net investment in the lease as a deferred equity contribution. This deferred equity contribution is shown as a reduction in the net investment in finance leases in the balance sheet. This results from the related party nature of both the transfer of the vessel and the subsequent charter. This deferred equity is amortized to Stockholders’ equity in line with the charter payments received from Frontline.

SHIP FINANCE INTERNATIONAL LIMITED
SECOND QUARTER 2008 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Six months ended		Full year
(in thousands of $)	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007	2007
					(audited)
OPERATING ACTIVITIES
Net income	71,281	39,497	131,091	94,778	167,708
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortisation	7,716	4,186	14,664	7,953	23,554
Adjustment of financial derivatives to market value	(3,214)	(3,442)	(1,036)	(6,983)	12,557
Gain on sale of assets	(10,586)	(4,332)	(17,377)	(35,096)	(41,669)
Result in associate	(233)	(228)	(461)	(463)	(923)
Stock based compensation	328	159	721	311	785
Other	(894)	72	(2,074)	90	(51,278)
Change in operating assets and liabilities	(46,067)	(6,954)	(23,144)	82,410	91,684
Net cash provided by operating activities	18,331	28,958	102,384	143,000	202,418

INVESTING ACTIVITIES
Repayment of investments in finance leases	71,062	46,200	119,137	82,126	173,193
Net placement of restricted cash	624	1,775	(7,944)	1,230	(14,046)
Proceeds from sale of vessel/new buildings	(26,847)	-	23,005	142,018	152,659
Acquisition of subsidiaries, net of cash acquired	-	-	-	-	-
Net investment in newbuildings	(483)	(259)	(734)	7,399	(47,383)
Purchase of vessels	(30,100)	(247,635)	(134,100)	(430,500)	(644,287)
Investment in associate companies	(2)	(2)	(2)	92	92
Purchase of short term investment	-	-	-	2,996	3,000
Other investments	(2,020)	(2,008)	(2,020)	(2,008)	(2,008)
Net cash (used in) provided by investing activities	12,234	(201,929)	(2,658)	(196,647)	(378,780)

FINANCING ACTIVITIES
Repurchase of shares	-	-	-	-	-
Proceeds from long-term debt	52,500	209,162	129,500	336,350	620,225
Expenses paid in connection with securing finance	(606)	(500)	(1,383)	(1,905)	(3,432)
Repayment of long-term debt	(54,673)	(42,638)	(137,570)	(164,989)	(265,430)
Cash settlement of Equity TRS	(1,358)	-	(1,358)
Cash dividends paid	(40,737)	(40,001)	(80,745)	(79,283)	(159,335)
Deemed dividends paid	-	(321)	-	(1,979)	(1,983)
Net cash provided by (used in) financing activities	(44,874)	125,702	(91,556)	88,194	190,045

Net (decrease) increase in cash and cash equivalents	(14,309)	(47,269)	8,170	34,547	13,683
Cash and cash equivalents at start of period	100,731	146,385	78,252	64,569	64,569
Cash and cash equivalents at end of period	86,422	99,116	86,422	99,116	78,252

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED
(registrant)

Dated: August 21, 2008	By:	/s/ Lars Solbakken
	Name:	Lars Solbakken
	Title:	Chief Executive Officer
Ship Finance Management AS

SK 23153 0001 913123